May 9, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:	Mr. Justin Dobbie Mr. J. Nolan McWilliams

Re:	Ignite Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333-175878

Ladies and Gentlemen:

The undersigned, as the representative of the several underwriters of the offering of securities of Ignite Restaurant Group, Inc. (the “Company”) pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), Credit Suisse Securities (USA) LLC, wishes to advise you that in connection with the Registration Statement, 3,148 Preliminary Prospectuses dated April 30, 2012 were distributed during the period beginning on April 30, 2012 and through the date hereof to the six underwriters and others.

We further advise you that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company for acceleration of the effective date of the Registration Statement to 3:00 p.m., Washington, D.C. time, on Thursday, May 10, 2012, or as soon thereafter as practicable.

Sincerely,

Credit Suisse Securities (USA) LLC, as representative of the several underwriters

By:	/s/ Gregory D. Smith
Name:	Gregory D. Smith
Title:	Managing Director

cc:           Keith M. Townsend - King & Spalding LLP